SCORPIO BULKERS INC. ANNOUNCES NAME CHANGE TO ENETI INC. TO BE EFFECTIVE FEBRUARY 8, 2021
MONACO, February 4, 2021 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that the Company’s shareholders approved the change of the Company’s name to “Eneti Inc.” at the Company’s special meeting of shareholders held on February 3, 2021. The name change reflects the Company’s previously announced transition to a sustainable future. The change of name will take effect, and the Company’s common shares are expected to begin trading on the New York Stock Exchange under the ticker symbol “NETI”, on February 8, 2021. The CUSIP number of Y2294C 107 will be assigned to the Company’s common shares when the change of name becomes effective.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. (to be renamed Eneti Inc. effective February 8, 2021) announced on August 3, 2020, its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. The Company intends to sell or have commitments to sell its remaining wholly-owned or finance leased dry bulk vessels during the first quarter of 2021. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com (to be www.Eneti-Inc.com effective February 8, 2021) , which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)

+1-646-432-1675 (New York)